UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Monroe Bancorp
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                   61-0313108
                            ------------------------
                                 (CUSIP Number)

                             John W. Tanselle, Esq.
                                Krieg DeVault LLP
                         One Indiana Square, Suite 2800
                           Indianapolis, Indiana 46204
                                 (317) 238-6216
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 30, 2004
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 61-0313108
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Charles R. Royal, Jr.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Personal funds
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF           7       SOLE VOTING POWER

SHARES                      374,750
                    ------------------------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER

OWNED BY                    -0-
                    ------------------------------------------------------------
EACH                9       SOLE DISPOSITIVE POWER

REPORTING                   374,750
                    ------------------------------------------------------------
PERSON              10      SHARED DISPOSITIVE POWER

WITH                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         374,750
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.21% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

(1) Based upon 6,035,110 shares of common stock of Monroe Bancorp outstanding as of the close of business on September 13, 2004 and computed in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer
----------------------------

     This Amendment No. 1 to Schedule 13D (this "Schedule 13D") amends the initial Schedule 13D and relates to the common stock, no par value, of Monroe Bancorp (the "Issuer"). The Issuer's principal executive office is located at 210 East Kirkwood Avenue, Bloomington, Indiana 47408.

Item 2.  Identity and Background
--------------------------------

(a)     The name of the person filing this Schedule 13D is Charles R. Royal, Jr.

(b)-(c) Mr. Royal's present occupation is the President/Dealer/Principal of Royal Chevrolet, Inc., a car dealership, located at 3115 South Walnut Street, Bloomington, Indiana 47401.

(d) Mr. Royal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Royal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Royal is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The common stock acquired of the Issuer as described in this Schedule 13D was acquired by Mr. Royal with personal funds.

Item 4.  Purpose of Transaction
-------------------------------

     All of the shares of common stock beneficially owned by Mr. Royal have been acquired for investment purposes.

     Mr. Royal currently serves as a director of the Issuer. In his capacity as a director, he will participate in, and have the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including, without limitation, any extraordinary corporate transactions and material changes to the Issuer's capitalization, dividend policy, business or corporate structure.

     Mr. Royal may acquire additional securities of the Issuer, or dispose of all or any portion of his securities, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Pursuant to the Issuer's stock option plan for directors, Mr. Royal may be granted additional options to purchase shares of common stock of the Issuer and options previously granted to Mr. Royal may vest in the future.

     Mr. Royal has no present plans or proposals in his capacity as a shareholder of the Issuer that relate to or that would result in any transaction, event or action specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a)-(b) Mr. Royal beneficially owns in the aggregate 374,750 shares of the common stock, representing approximately 6.21% of the outstanding shares of common stock of the Issuer (based upon 6,035,110 shares of common stock of the Issuer outstanding as of the close of business on September 13, 2004). Mr. Royal has sole voting and dispositive power over all shares of common stock beneficially owned by him.

(c) Mr. Royal has effected the following transactions involving the common stock of the Issuer in the past 60 days:

                                          Price Paid/
Date of Transaction   Number of Shares   Sold Per Share   Place/Manner of Sale
-------------------   ----------------   --------------   --------------------
August 11, 2004             3,640           $ 0.00         Gifts to 14
                                                           Grandchildren
August 30, 2004            62,500           $16.00         Privately Negotiated
                                                           Purchase

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships between Mr. Royal and any other person with respect to any shares of common stock of the Issuer, other than as provided in the stock option agreements between Mr. Royal and the Issuer.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     Not applicable.






                                     * * * *


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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 16, 2004


                                           /s/ Charles R. Royal, Jr.
                                           -----------------------------------
                                           Charles R. Royal, Jr.













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